Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (1)

	Year Ended December 31,
	March 31, 2011	2010	2009	2008
	(in NOK thousands except for ratio)
FIXED CHARGES:
Interest and Commissions on debt and capital contribution securities	976,955	4,212,860	5,677,664	11,118,228
Other interest and borrowing expenses	7,823	191,834	72,240	109,532
Estimate of the interest within rental expense	—	—	76	334

Total fixed charges, as defined	984,778	4,404,694	5,749,980	11,228,094

EARNINGS:
Profit/(loss) for the year from continuing operations	51,962	447,994	-1,801,800	3,313,616
Taxes	20,208	174,519	-699,091	1,288,707
Fixed charges, as defined	984,778	4,404,694	5,749,980	11,228,094

Total earnings, as defined	1,056,948	5,027,207	3,249,089	15,830,417

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	1.07	1.14	—	1.41

The amount of coverage deficiency:	—	—	2,500,891	—

(1)	The ratio computation reflects for all periods presented the effect of the discontinued operations resulting from the sale of Kommunekredit completed on June 24, 2009.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include profit/(loss) for the year from continuing operations plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses.

(3)	The ratio of earnings to fixed charges in the year ended December 31, 2009 had a deficit due to negative earnings of NOK 2,501 million (USD 433 million). The negative earnings in the year ended December 31, 2009 were driven by unrealized losses on the fair value of our own debt.